SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

FRIEDMAN’S, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

358438109

(CUSIP Number)

KENNETH J. BARONSKY

MILBANK, TWEED, HADLEY & McCLOY LLP

601 S. FIGUEROA STREET, 30TH FLOOR

LOS ANGELES, CA 90017

TELEPHONE: 213-892-4333

(Name, address and telephone number of person authorized to receive notices and communications)

January 11, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 358438109

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 1,523,770 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 1,523,770

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,770
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (See Item 5(a))
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 358438109

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 815,130 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 815,130

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 815,130
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5(a))
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 358438109

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investment Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 2,338,900 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 2,338,900

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,900
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5(a))
(14)	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 358438109

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 2,338,900 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 2,338,900

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,900
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5(a))
(14)	TYPE OF REPORTING PERSON IN, HC

INTRODUCTORY STATEMENT

This Statement is a joint filing which constitutes the initial Statement on Schedule 13D filing (the “Initial Statement”) of Liberation Investments L.P., Liberation Investments Ltd., Liberation Investment Group LLC and Emanuel R. Pearlman, in each case with respect to the Class A Common Stock of Friedman’s, Inc. (the “Company”).

ITEM 1. SECURITY AND ISSUER

The title of the class of equity securities to which this Statement relates is the Class A common stock of the Company (the “Class A Common Stock”). The principal executive offices of the Company are located at 171 Crossroads Parkway, Savannah, GA 31422.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Liberation Investments, L.P., a Delaware limited partnership (“LILP”); (ii) Liberation Investments Ltd. (“LILTD”), a private offshore investment corporation; (iii) Liberation Investment Group LLC (“LIGLLC”), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILTD; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC. CFS Company Ltd. (“CFS”) is a corporate director of LILTD, and the information regarding CFS is provided solely by reason of Instruction C to Schedule 13D. CFS is not a Reporting Person for purposes of this Schedule 13D.

LILP and LILTD are the direct beneficial owners of 2,338,900 shares of Class A Common Stock. LIGLLC’s beneficial ownership is indirect as a result of its control of LILP and LILTD, and Mr. Pearlman’s ownership of the shares owned by LILP and LILTD is indirect as a result of Mr. Pearlman being the General Manager, Chief Investment Officer and majority member of LIGLLC. LIGLLC and Mr. Pearlman’s indirect ownership is reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934, as amended, (the “Act”) requires any person who is “directly or indirectly” the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specific time period. The answers on pages 4 and 5 above and in response to Item 5 by LIGLLC and Mr. Pearlman with respect to the shares owned by LILP and LILTD are given on the basis of the “indirect” beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Class A Common Stock by LILP and LILTD and the relationship of LIGLLC and Mr. Pearlman to LILP and LILTD. The Reporting Persons are filing this joint Schedule 13D because they may be regarded as a group. However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons and disclaims membership in a group, and this filing shall not constitute an acknowledgement that the Reporting Persons constitute a group.

(b)	The business address for LILP, LIGLLC and Mr. Pearlman is 11766 Wilshire Blvd, Suite #870, Los Angeles, CA 90025.

The business address for LILTD is P.O. Box 31106 SMB Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands.

The business address for CFS is P.O. Box 31106 SMB Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands.

(c)	The business of (i) LILP is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) LILTD is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account; (iii) LIGLLC is to serve as the general partner of LILP and discretionary investment adviser to LILTD and (iv) Mr. Pearlman is to provide discretionary investment management services through LIGLLC, of which he is the majority member.

The business of CFS is to provide director services.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CFS has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CFS has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) LILLP is a Delaware limited partnership; (ii) LILTD is a Cayman Islands corporation; (iii) LIGLLC is a Delaware limited liability company and (iv) Mr. Pearlman is a United States citizen.

CFS is a Cayman Islands corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The net investment cost (including commissions, if any) of the shares of Class A Common Stock beneficially owned by the Reporting Persons is $3,281,644.10. The source of funds for this consideration was working capital of LILP and LILTD.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the shares of Class A Common Stock reported herein in the ordinary course of business for investment purposes. Notwithstanding the Company’s recent filing of a voluntary petition for relief under chapter 11 of the federal bankruptcy laws, the Reporting Persons believe their investment has significant value and potential for increased value and intend to urge management and the board of directors to take steps to maximize shareholder value, including through plan of reorganization in the bankruptcy proceeding. The Reporting Persons have actively engaged and intend to continue to actively engage in discussions with the Company, its advisors, other stockholders, creditors and third parties regarding efforts to reorganize the Company and maximize shareholder value.

Prior to the bankruptcy, the Reporting Persons encouraged fundamental changes in the Company’s corporate governance, such as the holding of an annual meeting and the election of two new Class A directors, in order to maximize shareholder value. The Reporting Persons believe that sound corporate governance practices impose a level of management and board accountability necessary to help insure that a good performance record is established and maintained, thereby increasing shareholder value.

A representative of the Reporting Persons has, on several occasions, discussed with the management of the Company the Reporting Persons’ willingness to work with management to develop a strategy to maximize shareholder value, as well as the Reporting Persons’ views regarding corporate governance issues.

On November 15, 2004, the Reporting Persons delivered a letter to the Company’s Chief Administrative Officer, General Counsel and Secretary (a copy of which is attached to this filing as Exhibit 1), providing notice of their desire, among other things, to nominate two new Class A directors to the Company’s Board of Directors.

On December 15, 2004, LILTD and LILP filed a complaint pursuant to Section 211(c) of the Delaware General Corporation Law (a copy of which is attached to this filing as Exhibit 2) requesting the Court of Chancery of Delaware, New Castle County (the “Court”) to order the Company (i) to hold an annual meeting of stockholders by no later than February 1, 2005, (ii) to elect directors at the annual meeting by written ballot pursuant to Section 211(e) of Delaware General Corporation Law and (iii) to grant LILTD and LILP such other relief as may be deemed appropriate by the Court.

On January 12, 2005, the Reporting Persons delivered a letter to the Company’s Chief Executive Officer (a copy of which is attached to this filing as Exhibit 3), proposing to make an equity investment in the Company of at least $20 million or more, if necessary. On that same day, Mr. Pearlman had a phone conference with a representative of the Company and its financial advisor to discuss the proposed investment.

On January 14, 2005, the Company filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Georgia, located in Savannah (Case No. 05-40129).

The Reporting Persons may pursue any of a variety of alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the proposition or sponsorship of a plan of reorganization in the pending bankruptcy case, (ii) the purchase of additional equity securities in the open market, in privately negotiated transactions or otherwise, (iii) the acquisition of debt obligations or the making of loans to the Company, including participation in debtor-in-possession financing and (iv) the sale of all or a portion of the Class A Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other shareholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters.

The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

(i)	LILP beneficially owns 1,523,770 shares of Class A Common Stock and is the beneficial owner of 7.3% of the Class A Common Stock.

(ii)	LILTD beneficially owns 815,130 shares of Class A Common Stock and is the beneficial owner of 3.9% of the Class A Common Stock.

(iii)	LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILTD, beneficially owns 2,338,900 shares of Class A Common Stock and is the beneficial owner of 11.3% of the Class A Common Stock.

(iv)	Mr. Pearlman, as the majority member and General Manager of LIGLLC, beneficially owns 2,338,900 shares of Class A Common Stock and is the beneficial owner of 11.3% of the Class A Common Stock.

The Reporting Persons in the aggregate may be deemed to own an aggregate of 11.3% of the Class A Common Stock. All percentages of Class A Common Stock were calculated based on the number of securities disclosed to be outstanding in the Company’s voluntary petition for relief under chapter 11 of title 11 of the United States Code filed on January 14, 2005 in the United States Bankruptcy Court for the Southern District of Georgia.

(b)	The table below sets forth for each Reporting Person, the numbers of shares of Class A Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	LILP	LILTD	LIGLLC	Mr. Pearlman
Sole Power to Vote/Direct Vote	0	0	0	0

Shared Power to Vote/Direct Vote	1,523,770	815,130	2,338,900	2,338,900

Sole Power to Dispose/Direct Disposition	0	0	0	0

Shared Power to Dispose/Direct Disposition	1,523,770	815,130	2,338,900	2,338,900

(c)	There have been no purchases or sales of the Company’s stock by the Reporting Persons within the last sixty days, except that:

(i) On January 11, 2005, an aggregate of 934,400 shares of Class A Common Stock were purchased in a block sale transaction on the open market at a price of $1 per share, 607,360 of which were for the account of LILP and 327,040 of which were for the account of LILTD; and

(ii) On January 18, 2005, an aggregate of 400,000 shares of Class A Common Stock were purchased in a block sale transaction on the open market at a price of $0.71 per share, 260,000 of which were for the account of LILP and 140,000 of which were for the account of LILTD.

(d)	No person other than each respective owner referred to herein of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Class A Common Stock.

(e)	Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Title
1.	Letter to Steve Moore, Esq., Chief Administrative Officer, General Counsel and Secretary of Friedman’s Inc., dated as of November 15, 2004

2.	Complaint pursuant to 8 Del. C. Section 211, filed in the Court of Chancery of the State of Delaware in and for New Castle County, dated as of December 15, 2004

3.	Letter to Sam Cusano, Chief Executive Officer of Friedman’s Inc., dated as of January 12, 2005

4.	Statement with Respect to Joint Filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 21, 2005

LIBERATION INVESTMENTS, L.P.
By:	Liberation Investment Group LLC, general partner

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS LTD.

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP LLC

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ Emanuel R. Pearlman